SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release	13 February 2006

SkyePharma PLC

Ian Gowrie-Smith Retires from SkyePharma's Board

LONDON, UK, 13 February 2006 - SkyePharma PLC (LSE: SKP; Nasdaq: SKYE) announces the retirement of Ian Gowrie-Smith, a non-Executive Director, from the Board with immediate effect. Mr Gowrie-Smith was the founder of SkyePharma in 1996 and remains a major shareholder. Mr Gowrie-Smith has decided to bring forward the date of his retirement from the Annual General Meeting later this year in order to ensure that the only proposal for shareholders to consider in connection with the impending Extraordinary General Meeting is whether Mr Thian is suitable to become the Executive Chairman of SkyePharma. It is the Board's strong opinion that Mr Thian is not suited to this role as he does not have the right experience and because it will conflict with his existing taxing commitments. The Board believes that the Company should move forward under the guidance of its newly appointed non-Executive Chairman, Chief Executive Officer and Chief Operating Officer.

Ian Gowrie-Smith said: "I am immensely proud of my track record, creating two UK pharmaceutical companies in the last 18 years, both of which have reached valuations of over $1 billion. Today SkyePharma is the fifth largest pharmaceutical company in the UK. Medeva and SkyePharma stand as a credit to the teams that built them and I think of them as two of my greatest achievements.

"Creating and developing companies in the pharmaceutical sector is very challenging, not only for management but also for our investors. Development times are long, clinical and regulatory hurdles are formidable and costs from inception to marketing are daunting.

"For me the most exciting news is that FlutiformTM is just about to commence its Phase III trial. I am firmly convinced that it was the right decision for SkyePharma to carry out the development of our lead pipeline product. Out- licensing it prematurely to satisfy short-term demands would not have been sensible for an asset that we believe has a very good chance of generating sales in excess of $1 billion. I am fully confident that the new management team of Dr Jerry Karabelas, Frank Condella and Dr Ken Cunningham have the talent and experience to maximise the potential of FlutiformTM and our other pipeline products.

"I leave SkyePharma with a lot to look forward to. I would like to thank everyone who has contributed to building SkyePharma over the last ten years and wish them all well, confident in their talents and the strengths of their Company. I am also grateful to shareholders for their support over the years."

For further information please contact:
SkyePharma PLC
Michael Ashton, Chief Executive	+44 207 491 1777
Peter Laing, Director of Corporate Communications	+44 207 491 5124

Sandra Haughton, US Investor Relations	+1 212 753 5780

Buchanan Communications	+44 207 466 5000
Tim Anderson / Mark Court

Notes for editors

About SkyePharma
SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now eleven approved products incorporating SkyePharma's technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit www.skyepharma.com.

Certain statements in this news release are forward-looking statements and are made in reliance on the safe harbour provisions of the U.S. Private Securities Litigation Act of 1995. Although SkyePharma believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will materialize. Because the expectations are subject to risks and uncertainties, actual results may vary significantly from those expressed or implied by the forward-looking statements based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. Factors that could cause differences between actual results and those implied by the forward-looking statements contained in this news release include, without limitation, risks related to the development of new products, risks related to obtaining and maintaining regulatory approval for existing, new or expanded indications of existing and new products, risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's and its marketing partners' ability to market products on a large scale to maintain or expand market share in the face of changes in customer requirements, competition and technological change, risks related to regulatory compliance, the risk of product liability claims, risks related to the ownership and use of intellectual property, and risks related to SkyePharma's ability to manage growth. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   February 13, 2006